UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file Number 0-10200

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SEI CAPITAL ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Item 4.	Financial Statements and Exhibits.

a) The following Plan financial statements, schedules and reports are attached hereto:
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2023 and 2022
Notes to Financial Statements

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SEI Capital Accumulation Plan
Table of Contents
December 31, 2023 and 2022

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i* – Schedule of Assets (Held at End of Year)	9

Signature	11

Exhibit

23.1 - Consent of Independent Registered Public Accounting Firm	12

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator
SEI Capital Accumulation Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of SEI Capital Accumulation Plan (the Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2014.

Houston, Texas
June 18, 2024

SEI Capital Accumulation Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

Assets	2023	2022
Investments
Investments, at fair value	$759,808,516	$662,012,761
Receivables
Notes receivable from participants	4,646,589	4,047,421
Due from broker for securities sold	1,636,063	1,602,558
Dividends	235,774	243,675
Total receivables	6,518,426	5,893,654
Total assets	766,326,942	667,906,415
Liabilities
Due to broker for securities purchased	1,636,063	1,602,558
Total liabilities	1,636,063	1,602,558
Net assets available for benefits	$764,690,879	$666,303,857
See Notes to Financial Statements.

SEI Capital Accumulation Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2023 and 2022

	2023	2022
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$102,688,889	$(106,709,142)
Dividends	1,474,802	1,501,125
Total investment income (loss)	104,163,691	(105,208,017)

Interest income on notes receivable from participants	268,381	209,506

Contributions:
Participants	38,891,876	36,039,625
Employer	18,051,968	16,845,651
Rollovers	9,514,477	6,076,046
Total contributions	66,458,321	58,961,322

Deductions:
Benefits paid to participants	72,446,611	53,165,646
Administrative expenses	56,760	57,768
Total deductions	72,503,371	53,223,414
Net increase (decrease)	98,387,022	(99,260,603)

Net assets available for benefits:
Beginning of year	666,303,857	765,564,460
End of year	$764,690,879	$666,303,857
See Notes to Financial Statements.

SEI Capital Accumulation Plan
Notes to Financial Statements
December 31, 2023 and 2022

1.    Plan Description
The following description of the SEI Capital Accumulation Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Any conflict between the description of the plan contained herein and the actual Plan document shall be resolved in favor of the Plan document.
General
The Plan is a defined contribution plan that was established effective January 1983 by the Board of Directors of SEI Investments Company (the “Company”). The Plan’s sponsor is the Company. The SEI Capital Accumulation Plan Administration Committee is the administrator (the "Plan Administrator") to the Plan. Effective June 2021, Principal Financial Group is the Plan’s third party recordkeeper, and Principal Trust Company (collectively "Principal") is the Plan’s trustee and custodian.

The Company amended and restated the Plan effective January 1, 2017 to include an automatic deferral escalation provision of one percent of annual eligible compensation until the participant's deferral percentage reaches five percent of eligible compensation. The Plan has adopted a method under the Internal Revenue Code (“IRC”) for satisfying nondiscrimination requirements through certain plan provisions and notice requirements referred to as the "safe harbor". As a result, the Company made safe harbor matching contributions in 2023 and 2022 equal to 100% of the participant's contributions up to 3% of the participant's annual eligible compensation plus 50% of the participant's contributions between 3% and 5% of the participant's annual eligible compensation. The Company retains the right to reduce or suspend the safe harbor contribution under the Plan. Additionally, the Plan has subsequently been amended and restated effective July 15, 2022.
The Company may also make a profit-sharing contribution that will be allocated among eligible participants in the same proportion that each participant’s compensation bears to the aggregate compensation of all participants. These contributions will be credited to the participant’s profit-sharing account. No profit-sharing contributions were made in 2023 and 2022.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature.
Contributions
An employee will become eligible to join the Plan after the completion of his or her first hour of employment. Certain employees are not eligible to become participants in the Plan. These employees include: union employees, unless the collective bargaining agreement provides for participation, non-resident aliens with no U.S. source income from the Company, leased employees, and employees classified as interns. Individuals designated by their employer as independent contractors are also excluded from participation in the Plan. Eligible employees with a hire date on or after April 2, 2007 are automatically enrolled in the Plan at a 3% pre-tax deferral rate after 90 days of employment. Participants can make pre-tax deferrals to the Plan and, starting as of January 1, 2022, Roth post-tax deferrals. Participants may be eligible to re-characterize certain pre-tax contributions as Roth contributions under the Plan as well.

Participants direct the investment of their contributions into various investment options offered by the Plan, which consist of registered investment companies, collective investment trusts and the common stock of the Company. Participants invest in the common stock of the Company through a unitized account consisting of common stock and shares of the SEI Daily Income Trust Government Fund in order to maintain a level of liquidity. This unitized account is made available to participants as the SEI Company Stock Fund. A participant-directed brokerage account option is available to allow for investments in certain mutual funds and certain exchange traded funds. A participant may make a rollover contribution to the Plan to the extent permitted under the terms of the Plan document.
All Company contributions are made out of available profits of the Company. The Company’s matching contributions are credited to the participant’s matching contribution account. Contributions are subject to certain IRS limitations.

Prior to January 1, 1995, the Plan had been designed to permit participants to make certain post-tax contributions to the Plan. Effective January 1, 1995, the Plan was amended to remove the prior post-tax contribution provision, but the Plan still is required to account for certain contributions made by participants under the prior post-tax contribution source. These amounts are not allocated or associated with the current Roth 401(k) contribution source.

SEI Capital Accumulation Plan
Notes to Financial Statements
December 31, 2023 and 2022

Participant Accounts
Each participant account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of the Plan’s earnings (losses) thereon, as well as administrative expenses related to specific participant transactions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their contributions to the Plan and all employer contributions credited to their accounts, plus any earnings (losses) thereon.
Payment of Benefits
Amounts in participants’ accounts are distributed in the form of installments, a lump-sum amount, or a combination thereof, depending on the applicable circumstances surrounding the distribution, to participants or their beneficiaries upon establishment of an allowable hardship, termination of employment, retirement, death or total disability.
Notes Receivable from Participants
A participant is eligible for a loan amount not to exceed the lesser of $50,000 or 50% of the participant’s account balance (excluding the voluntary post-tax contribution account balance) reduced by the highest outstanding loan balance from the Plan during the preceding 12 months. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Plan Administrator. Terms of the loans range from one to five years, except for loans for the purchase of a primary residence, which can have terms of up to 30 years. Principal and interest are paid ratably through bi-weekly payroll deductions. Participant loans outstanding at December 31, 2023 and 2022 bear interest ranging from 4.25% to 9.50% and 4.25 to 9.00%, respectively. As of December 31, 2023, participant loan maturity dates ranged from 2024 to 2053.

2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles (“U.S. GAAP”) requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Dividends earned are reinvested into additional shares of the respective investments. Interest income is accrued as earned.
The Plan presents, in the accompanying Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.
Expenses of the Plan
All administrative costs of the Plan, with the exception of loan fees and fees related to investments in the participant-directed brokerage account, are paid by the Company. The Plan’s investments have investment fees and expenses that are indirectly borne by the Plan and its participants which are charged against the related funds' net asset values.

SEI Capital Accumulation Plan
Notes to Financial Statements
December 31, 2023 and 2022

Notes Receivable from Participants
The Plan classifies participant loans as Notes receivable from participants in the Statements of Net Assets Available for Benefits and measures them at their unpaid principal balance plus any accrued but unpaid interest.
Payment of Benefits
Benefits are recorded when paid.

3.    Fair Value Measurements
The fair value of the Plan’s investments are determined in accordance with a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The fair value measurement level of the investment within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:
Registered investment companies
Registered investment company shares are valued at the closing price reported in the active market in which the individual securities are traded.
Collective investment trusts
Collective investment trusts are composed of non-benefit-responsive investment funds that invest in open-end mutual funds and collective investment trusts that have investments in fully-benefit responsive investment contracts. The Plan’s investments in the non-benefit responsive investment funds consist primarily of investments in underlying affiliated investment companies, which are valued at fair value based on their respective daily net asset values in accordance with Trust-approved pricing procedures. The Plan has investments in the PIMCO Stable Income Fund which invests in fully-benefit responsive investment contracts. The PIMCO Stable Income Fund is valued at fair value based on the respective daily net asset value in accordance with Trust-approved pricing procedures. There are no restrictions on participant redemptions of the Plan’s investments in collective investment trusts except for equity wash provisions that relate to participant transactions in and out of the PIMCO Stable Income Fund.

Common stock and exchange traded funds
The Plan’s investment in common stock of the Company is held in a unitized account made available to participants as the SEI Company Stock Fund. The Plan's investments in common stock and exchange traded funds are stated at fair value as quoted on nationally recognized securities exchanges on the last business day of the Plan year.
All of the Plan's investments are classified as Level 1 investments at December 31, 2023 or 2022.
The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2023.

SEI Capital Accumulation Plan
Notes to Financial Statements
December 31, 2023 and 2022

The Plan’s investments measured at fair value on a recurring basis was determined using the following inputs:

		Fair Value Measurements at Reporting Date Using
Investments at fair value	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)
Registered investment companies:
Fixed income funds	$2,365,391	$2,365,391
Money market funds	1,017,496	1,017,496
Participant-directed brokerage account (1)	45,020,066	45,020,066
Common stock of the Company	32,572,743	32,572,743
Collective investment trusts	678,832,820	678,832,820
Total investments at fair value	$759,808,516	$759,808,516

		Fair Value Measurements at Reporting Date Using
Investments at fair value	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)
Registered investment companies:
Fixed income funds	$3,524,086	$3,524,086
Money market funds	1,033,518	1,033,518
Participant-directed brokerage account (1)	38,223,911	38,223,911
Common stock of the Company	32,431,474	32,431,474
Collective investment trusts	586,799,772	586,799,772
Total investments at fair value	$662,012,761	$662,012,761
(1) Underlying investments in the participant-directed brokerage account consist of registered investment company mutual funds and exchange traded funds.

4.    Tax Status
The Plan has been amended and restated effective July 15, 2022.The Internal Revenue Service issued a determination letter dated August 10, 2023, stating that the Plan, as then designed, was in accordance with applicable IRC requirements as of that date. The Plan Administrator and the Company’s management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of whole or partial termination of the Plan, each participant shall receive a total distribution of his or her account.

SEI Capital Accumulation Plan
Notes to Financial Statements
December 31, 2023 and 2022

6.    Related Party Transactions
All investments of the Plan, except for non-Company-sponsored investments in the participant-directed brokerage account and the investment funds of the State Street Global Advisors Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust ("SSGA Investment Funds"), are in registered investment companies and collective investment trusts sponsored by affiliates of the Company and common stock of the Company; therefore, these investments and transactions qualify as party-in-interest transactions. In 2023 the registered investment companies and collective investment trusts investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.15 percent and 0.80 percent of the average net assets of the funds. In 2022 the registered investment companies, exchange traded funds and collective investment trusts investment options pay aggregate advisory, administration and trustee fees to the Company at rates between 0.19 percent and 1.17 percent of the average net assets of the funds. The rates paid by the Plan's investments are the same rates paid by other investors of the share class. The percentage of SEI Investments Company common stock to total investments were 4.29% and 4.90% at December 31, 2023 and 2022, respectively. The Plan held 512,553 and 556,286 shares of SEI Investments Company common stock at December 31, 2023 and 2022, respectively. These party-in-interest transactions meet one or more prohibited transaction exemptions applicable to the transaction.
SEI Trust Company (“STC”), a wholly-owned subsidiary of the Company, provides trustee services to the SEI Core Strategies Collective Trust, the SEI Target Date Collective Trust and the PIMCO Stable Income Fund. SEI Investments Distribution Co. (“SIDCO”), SEI Investments Management Corporation (“SIMC”) and SEI Institutional Transfer Agent, Inc. (“SITA”), also wholly-owned subsidiaries of the Company, in their capacity as distributor, manager and transfer agent of the Company-sponsored registered investment companies available in the Plan, provide distribution, investment advisory, administration and transfer agency services, either directly or through their subsidiaries, to the funds. SIMC also provides non-discretionary, fiduciary investment advisory services to the Plan and the applicable Plan fiduciaries.

7.    Risks and Uncertainties
The Plan provides for various investment options including the Company’s common stock, registered investment companies and collective investment trusts that invest in stocks, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

8.    Subsequent Events
The Plan's management evaluated subsequent events through June 18, 2024, the date the financial statements were issued, and there were no subsequent events requiring adjustments to the financial statements and accompanying disclosures.

Supplemental Schedule
SEI Capital Accumulation Plan
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2023

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Common/Collective Trust:
****	PIMCO Collective Investment Trust II	PIMCO Stable Income Fund ****	**	$30,906,908
****	SEI Core Strategies Collective Trust	SEI Core Fixed Income Fund	**	23,096,170
		SEI High Yield Bond Fund	**	11,327,750
		SEI Large Cap Fund	**	87,967,193
		SEI Small Cap Fund	**	40,645,748
		SEI U.S. Managed Volatility Fund	**	13,185,622
		SEI Emerging Markets Debt Fund	**	6,070,143
		SEI World Equity ex-US Fund	**	32,260,110
****	SEI Target Date Collective Trust	SEI Retirement Income Fund	**	3,336,849
		SEI Target Date 2010 Fund	**	1,614,231
		SEI Target Date 2015 Fund	**	1,472,500
		SEI Target Date 2020 Fund	**	4,592,801
		SEI Target Date 2025 Fund	**	23,171,129
		SEI Target Date 2030 Fund	**	44,062,636
		SEI Target Date 2035 Fund	**	48,106,133
		SEI Target Date 2040 Fund	**	41,755,897
		SEI Target Date 2045 Fund	**	35,669,760
		SEI Target Date 2050 Fund	**	42,978,450
		SEI Target Date 2055 Fund	**	18,520,197
		SEI Target Date 2060 Fund	**	25,070,160
	SSGA Investment Funds	State Street S&P 500® Index Fund	**	108,487,782
		State Street Russell Small/Mid Cap ® Index Fund	**	22,503,507
		SSGA Global All Cap Equity ex-U.S. Index Fund	**	12,031,144
	Mutual Funds:
****	SEI Institutional Managed Trust
		Real Return Fund	**	2,365,391
		Multi-Asset Income Fund***	**	27,846
****	SEI Daily Income Trust	Government Fund	**	1,017,496
	Participant-Directed Brokerage Account:

	Exchange Traded Funds
****	SEI Exchange Traded Funds Trust	SEI Enhanced Low Volatility U.S. Large Cap***		30,176
		SEI Enhanced U.S. Large Cap Momentum Factor***		4,756
		SEI Enhanced U.S. Large Cap Value Factor***		40,657
		SEI Enhanced U.S. Large Cap Quality Factor***		6,728
	Charles Schwab & Co.	Participant-Directed Brokerage Account	**	44,909,903
	Common Stock:
*	SEI Investments Company	Common Stock, $.01 par value per share	**	32,572,743

Supplemental Schedule
SEI Capital Accumulation Plan
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2023

*	Participant loans	Interest rates range from 4.25% to 9.50% with maturity dates from 2024 to 2053	—	4,646,589
$764,455,105
*Party-in-interest
**Historical cost information is not required for participant-directed investments.
***Held inside the Participant-Directed Brokerage Account
**** Managed by party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

SEI Capital Accumulation Plan

Date:	June 18, 2024	By:	/s/ Sean J. Denham
Sean J. Denham
Chief Financial Officer